FEE WAIVER AGREEMENT

This Agreement is made as of this 15th day of January 2005, between The Merger Fund, a Massachusetts business trust (the “Fund”), and Westchester Capital Management, Inc., a New York corporation (the “Adviser”).

WHEREAS, the Adviser has entered into an Investment Advisory Contract with the Fund, dated January 31, 1989 (the “Contract”) pursuant to which the Adviser provides investment advisory services to the Fund, and for which it is compensated based on the average daily net assets of the Fund; and

WHEREAS, the Fund and the Adviser have determined that it is appropriate and in the best interests of the Fund and its shareholders to have the Adviser waive a portion of its fee due under the Contract as set forth below.

NOW, THEREFORE, the parties hereto agree as follows:

1.	Fee Waiver by the Adviser. The Adviser agrees to reduce its fee so that the fee will be: (i) 1.0% on an annualized basis of the average daily net assets of the Fund on net assets below $1.5 billion; (ii) 0.9% on an annualized basis of the average daily net assets of the Fund on net assets between $1.5 billion and $2.0 billion; and (iii) 0.8% on an annualized basis of the average daily net assets of the Fund on net assets over $2.0 billion. The Adviser’s fee shall be calculated and paid in accordance with the terms and conditions of the Contract.

2.	Assignment. No assignment of this Agreement shall be made by the Adviser without the prior consent of the Fund.

3.	Duration and Termination. This Agreement shall be effective for the period from February 1, 2005 through January 31, 2006, and shall continue in effect from year to year thereafter only upon mutual agreement of the Fund and the Adviser. This Agreement shall automatically terminate upon the termination of the Contract.

IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the date first-above written.

THE MERGER FUND	WESTCHESTER CAPITAL
MANAGEMENT, INC.

By:/s/ Bonnie L. Smith	By: /s/ Frederick W. Green
Name: Bonnie L. Smith	Name: Frederick W. Green

Title: Vice President	Title: President